

September 12, 2022

Christian Ehrbar
General Counsel
Berkshire Grey, Inc.
140 South Road
Bedford, MA 01730

> **Re: Berkshire Grey, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 2, 2022**
> **File No. 333-267264**

Dear Mr. Ehrbar:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lauren Pierce, Staff Attorney, at (202) 551-3887 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology